Exhibit 99.1
Qiao Xing Universal Resources, Inc. Announces Q3 Results for Molybdenum Business, as Well
as Q3 Operating Results for the Company on a Consolidated Basis
     HUIZHOU, China, Dec. 21 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today released the operational results for its molybdenum business and pre-announced the consolidated operational results for the Company for the third quarter of 2009.
     Financial Review of Operations for the Newly Acquired Molybdenum Mine
     For the third quarter of 2009, the Company’s newly acquired subsidiary, China Luxuriance Jade Company Ltd, which, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd (“Haozhou”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia China, started commercial operation in early July 2009. For the third quarter of 2009, Haozhou mined and processed 119,180 tons of ore, and recorded net revenue of RMB97.3 million (US$14.2 million), gross profit of RMB51.4 million (US$7.5 million) and net profit of RMB30.7 million (US$4.5 million), respectively.
     “This is the first quarter that our molybdenum mine started commercial operation and actual operating results are better than our initial forecast. With continuous improvement in operation and management, we anticipate that financial results including sales revenue and profit margin will improve gradually,” commented Mr. Wu Ruilin, Chairman and Chief Executive Officer of the Company. “We believe, even without considering additional acquisitions in the future and after we spin off all of our telecommunication terminal businesses, the molybdenum business alone can support our current market capitalization.”
     Financial Review of Operations Result for the Third Quarter of 2009 on a Consolidated Basis
     While the convertible notes issued by the Company’s main subsidiary, Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM), are still under valuation for financial reporting purpose, the Company is pre-announcing its consolidated third-quarter operating results.

•	Net sales from continuing operations were approximately RMB508.1 million (US$74.4 million) for the third quarter of 2009, compared to RMB607.9 million for the third quarter of 2008.

•	Gross margin of continuing operations was approximately 22.1% for the third quarter of 2009, compared to 53.1% for the third quarter of 2008.

•	Gross profit of continuing operations was approximately RMB112.3 million (US$16.4 million) for the third quarter of 2009, compared to RMB322.8 million for the third quarter of 2008.
     On September 1, the Company announced it would dispose its indoor phone and lower end mobile phone business located in Huizhou, mainland China. The operations related to these segments were treated as discontinued operations accordingly. The results of the discontinued operations are as follows:

•	Net sales from discontinued operations were RMB40.4 million (US$5.9 million) for the third quarter of 2009, compared to RMB108.3 million for the third quarter of 2008.

•	Gross loss from discontinued operations was RMB9.3 million (US$1.4 million) for the third quarter of 2009, compared to gross gain of RMB10.5 million for the third quarter of 2008.
     The Company disposed the indoor phone and lower end mobile phone business on November 30, 2009.
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry while negotiating with potential buyers to divest its indoor phone and lower-end mobile phone business.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 21, 2009.

For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Phone: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Phone: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.